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                            April 7, 2022

       Peter DeSorcy
       Principal
       Ortelius Advisors, L.P.
       450 Park Avenue, Suite 2700
       NY, NY 10022

                                                        Re: TRECORA RESOURCES
                                                            PREC14A filed April
1, 2022
                                                            Filed by Ortelius
Advisors, L.P., et al.
                                                            File No. 1-33926

       Dear Mr. DeSorcy:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used here have the same meaning as in your filing.

       PREC14A filed April 1, 2022

       Background to the Solicitation, page 5

   1. Briefly describe the "alternate pathway" for Ortelius to acquire the Company proposed by
                                                        Mr. DeSorcy in October
2021. In addition, here or in the "Reasons for the Solicitation"
                                                        section, explain why
Ortelius determined it was no longer interested in acquiring the
                                                        Company in March 2022.
   2. Describe the "various pathways for the Company to unlock value for stockholders" that
                                                        Mr. DeSorcy proposed to
Company representatives in discussions in November 2021.
       Reasons for the Solicitation , page 8

   3. Explain what your nominees will advocate for if elected, including what specific
                                                        "strategic
alternatives" they may espouse. Your revised disclosure should explain whether
 Peter DeSorcy
FirstName   LastNamePeter DeSorcy
Ortelius Advisors, L.P.
Comapany
April       NameOrtelius Advisors, L.P.
       7, 2022
April 27, 2022 Page 2
Page
FirstName LastName
         you are currently considering an acquisition of the Company, as previously proposed last year.
We Believe the Current Board is Entrenched and Reluctant to Change the Status Quo, page 9

4. Explain what you mean by the following assertion: ""[T]he Board appears to be working with its advisors to 'self-cure' the issues on the Board and/or pursue a face-saving transaction that we are concerned would harm stockholders given the Company's depressed valuation, lack of negotiating leverage and the Board's record of poor decision-
         making." Explain the basis for your beliefs and what you believe the Company is attempting to do.
Proposal 1 - Election of Directors, page 11

5. We note your reference to your right to nominate substitute persons on page 14. If that happens, please confirm for us that you will file an amended proxy statement that (1)
         identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and
(3) includes the
         disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.
Voting and Proxy Procedures, page 17

6. Refer to the fourth sentence in the third paragraph on page 17. Consider revising this sentence, as shareholders are unlikely to understand the technical definition of "solicit" in this context.
General

7. Revise the proxy statement and form of proxy to include the date upon which they are being disseminated to shareholders. See Rule 14a-6(d).
8. All statements of opinion or belief in the proxy statement and any additional proxy materials should be clearly identified as such, and should be supported by a reasonable basis. Revise the proxy statement generally to characterize your opinions as statements of belief rather than factual statements, and to provide appropriate support where applicable.
         Some examples of opinions presented as fact that should be recharacterized and supported include the following:

                "Despite Trecora's numerous strengths, first-class facilities, and excess capacity, unit sales have stagnated for years, while capital has been grossly misallocated." (page 9)
                "The Board has chosen to react in a highly defensive manner." (page 9)
                "The Company has repeatedly refused to offer constructive responses to our proposals or many any counter-proposals since our nomination of our Nominees for election to the Board." (page 9)
                "Our highly qualified, independent director Nominees are well-suited to assess the options and opportunities available to the Company with a fresh perspective, and
 Peter DeSorcy
Ortelius Advisors, L.P.
April 7, 2022
Page 3
              without a bias towards maintaining the status quo." (page 10)

         In addition, confirm that you will comply with this comment with respect to any additional soliciting materials filed in future.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at (202) 551-3263 or Perry Hindin at (202)
551-3444.



FirstName LastNamePeter DeSorcy                               Sincerely,
Comapany NameOrtelius Advisors, L.P.
                                                              Division of
Corporation Finance
April 7, 2022 Page 3                                          Office of Mergers
& Acquisitions
FirstName LastName